UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November  2025

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated November 3, 2025, “Lead Real Estate Co., Ltd Announces Fiscal Year 2025 Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

Date: November 3, 2025	By:	/s/ Eiji Nagahara
	Name:	Eiji Nagahara
	Title:	Representative Director, President, and Chief Executive Officer